

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

January 8, 2016

<u>Via E-mail</u>
Karleen Munns
Director
Macquarie Leasing Pty Limited
(ABN 38 002 671 982)
Level 6, 50 Martin Place
Sydney, MSW 2000, Australia

> **Re: Macquarie Leasing Pty Limited**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed December 23, 2015**
> **File No. 333-207127**

Dear Ms. Munns:

We have reviewed your amended registration statement and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2015 letter.

<u>Form SF-3</u>

<u>Cover Page</u>

1. We note your revised disclosure in the fee table. It appears that you have decided to rely on Rule 415(a)(6) to carry over securities and associated filing fees to this registration statement in the amount and as disclosed in footnote 2. If footnote 2 correctly reflects the amounts carried over in the first amendment, please revise the fee table footnotes to delete the first three sentences of footnote 3. Alternatively, if you intend to rely on Rule 457(p) to apply previously paid fees as a direct offset against fees due under this register statement, please revise the fee table to delete footnote 2.

Karleen Munns
Macquarie Leasing Pty Limited
January 8, 2016
Page 2

Form of Prospectus

The Asset Representations Review – Fees and Expenses for Asset Review, page 123

2. We note that the monthly or annual fee for the asset representations reviewer, as applicable, will be payable from the assets of the Trust. Please revise your prospectus disclosure where appropriate to state the distribution priority of these payments from the trust. See Item 1113(a)(2) and Item 1113(c) of Regulation AB.

Dispute Resolution, page 108

3. We note your disclosure that the Issuer Trustee (at the direction of a noteholder) may request repurchase and is the requesting party that may refer a matter to dispute resolution. Please clarify whether the trustee will refer the matter to dispute resolution upon direction of the investor and whether the directing investor will also make all decisions related to the dispute resolution proceeding or whether such decisions will be made by the trustee.

Risk Retention Reserve Account, page 150

4. Please revise to disclose material terms of the eligible horizontal cash reserve account, including, for example, the terms applicable to the process for cash collection and distribution. Please refer to Rule 4(b) and Rule 4(c)(iii) of Regulation RR.

Item 14 Exhibits

Exhibit 10.6 Form of Asset Representations Review Agreement

5. We note in Section 3.3(a) that the asset representations reviewer will have access to the Review Materials for all of the Subject Receivables within 60 days of receipt of the Review Notice, which pursuant to Clause 20.15 of the Form of Series Supplement filed as exhibit 4.6, must be sent to the asset representations reviewer "promptly" following a vote of noteholders to conduct such a review. We also note, however, that Section 3.4(b) states that the Asset Representations Review must be completed with 60 days of the Review Satisfaction Date, which is defined on page 122 of your prospectus as the date on which all of the Review Conditions (i.e., the occurrence of the delinquency trigger and a noteholder vote) are satisfied. Because a Review Satisfaction Date must necessarily occur before a Review Notice can be "promptly" delivered to the asset representations reviewer, it appears from these timelines that the asset representations review must be completed before the asset representations reviewer is given access to the review materials. Please revise the Asset Representations Review Agreement, and all other transaction documents as necessary, to provide the asset representations reviewer with sufficient time to conduct its review following receipt of the Review Materials. Please also revise your prospectus disclosure accordingly.

6. As discussed above, Section 3.4(b) of the Asset Representations Review Agreement states that the asset representations reviewer will complete the review of receivables within 60 days of the Review Satisfaction Date. We note, however, that your prospectus disclosure under the heading "The Asset Representations Review – Asset Review" beginning on page 124 states that the asset representations reviewer must complete its review by the 90th day after the Review Satisfaction Date. Please revise your prospectus and transaction documents, where applicable, to provide consistent disclosure.

7. We note in Section 3.4(d) that any receivable included in a prior Review will not be tested again in a subsequent review. To the extent an asset representations review was conducted previously with respect to a receivable, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise here and in all other applicable transaction documents. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB 2 Adopting Release. Please also revise your prospectus where appropriate to disclose this term of the asset representations review.

8. We note your statement in Section 3.5 that the asset representations reviewer's "Review Report will contain a summary of the Asset Representations Review results, which <u>may</u> (in whole or in part) be included in the Issuer's Form 10-D report for the Collection Period…" A summary of the findings and conclusions of the asset representations reviewer <u>must</u> be included in the Form 10-D filing for the period in which the report was provided. See Section V.B.3(a)(2)(b)(ii)-(iii) of Asset-Backed Securities Disclosure and Registration, Release No. 33-9638 (the "Regulation AB 2 Adopting Release"). Please revise all transaction documents as necessary. Please also revise your prospectus where appropriate to indicate that the reports to noteholders will include this summary.

9. We also note your prospectus disclosure under the heading "The Asset Representations Review – Fees and Expenses for Asset Review" on page 123 that the asset representations reviewer will receive a fee from "[Macqaurie Leasing]" in connection with the asset review for each Subject Receivable. Section 4.3(b) of your Form of Asset Representations Review Agreement, however, does not appear to indicate which transaction party will be responsible for making these payments. Please revise.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief
Office of Structured Finance

cc: Anastasia Walker, Macquarie Leasing Pty Limited
        Stuart Litwin, Esq., Mayer Brown LLP